Filed by Leo Holdings III Corp (Commission File No. 001-40125)

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed und Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Local Bounti Corporation

Form S-4 File No.: 333-257997

This filing relates to the proposed business combination (the “Business Combination”) between Leo Holdings III Corp, a Cayman Islands exempted company (“Leo”), and Local Bounti Corporation, a Delaware corporation (“Local Bounti”), pursuant to the terms of an Agreement and Plan of Merger, dated as of June 17, 2021 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Leo, Longleaf Merger Sub, Inc., a Delaware corporation, Longleaf Merger Sub II, LLC, a Delaware limited liability company, and Local Bounti.

The following is a transcript of an interview first made available on September 14, 2021.

H.C. Wainwright’s 23rd Annual Global Investment Conference

Speakers:

Craig Hurlbert – Co-CEO

Travis Joyner – Co-CEO

Matt Moretta – H.C. Wainwright

Matt Moretta: Welcome everyone and thank you for joining H.C. Wainwright’s 23rd annual Global Investment Conference. My name is Matt Moretta and I’m an analyst here at H.C. Wainwright. While we are virtual this year, we’re confident we’re able to provide value to you with over 850 companies slated to present with us as well as interactions you’ll receive in your one-on-one settings. H.C. Wainwright is a full-service investment bank dedicated to corporate finance, strategic advisory, and related services, both public and private, across multiple sectors and regions. We have a total of 19 publishing senior analysts covering over 560 companies across multiple sectors. For more information on that, please visit us at hcwco.com.

From logistics standpoint, please make sure to reference your virtual conference online portal for all the links to your meetings and presentations. Please join us for corporate presentations and panels that are set to go live and start streaming starting September 13th through the 15th. With that said, have a productive and enjoyable day and I’d like to introduce our presenters. I’d like to welcome Craig Hurlbert, co-founder and Co-CEO of Local Bounti, Travis Joyner, co-founder and Co-CEO of Local Bounti as well as Jeff Leggett, chief of staff at Local Bounti. If you’d like to take it away.

Craig Hurlbert: Thank you, Matt. It sure is a pleasure to be with you today. We’ve had this one circled on the calendar for awhile. It’s great to get to talk to potential investors in Local Bounti. We’re very excited about where we are and on behalf of all the employees are strategic partners, including Cargill. We’re just really excited to be able to share our story with you today.

My name is Craig Hurlbert, Co-founder, Co-CEO Local Bounti. I started my career in investment banking ended up in the energy industry with a big job at General Electric. Kind of during the Jack Welch glory days. I had an opportunity how to learn how to behave as an executive taking all the GE Executive training courses at Crotonville. I also had the opportunity to build a sales team, a global sales team for a fast growth startup inside of GE Power. My last quarter GE we closed over a billion dollars in backlog. The next logical step for me was to become a CEO, which I did in 1999 and over the next 14 years I was the CEO of two different businesses in the clean tech space, both of which had successful exits. We built one of these companies from the ground up into a global provider of modular energy solutions for the power, HVAC and data center space, and during my time there we delivered thirty 2200-Watt modules over 33 countries worldwide. Truly a global player.

So why would that experience in the energy industry be relevant in Ag Tech or Local Bounti? I think you’ll see very quickly. How getting things built, put in the ground, getting them up and operational and also a heavy focus on unit economics is very, very relevant in Ag Tech. I’ve served on over 20 board of directors and was selected to be the Ernst and Young Entrepreneur of the Year in 2009.

I think it’s really important for everyone to understand why Travis and I started Local Bounti in the first place. It was about 3 1/2 years ago. Travis and I were investing in companies from water infrastructure, energy and Ag and we really got excited about controlled environment agriculture or CEA. We were convinced this was going to be a game changer for agriculture. It was also going to be a place where billions of dollars would be invested. So, Travis and I doing what we do back then, we started doing a bunch of due diligence hoping to make an investment in an existing CEA company. However, after doing exhaustive due diligence, we couldn’t find a business that we felt embodied all the characteristics necessary to succeed over the long term in a high growth, capital intensive, global commodity-based market. It sounds a lot like the energy business, doesn’t it? The major reason we did not make an investment at that time was because we felt strongly the industry was not focused enough on unit economics. We were confused and disappointed by this. However, we looked at each other and said, hey, there’s a tremendous opportunity for us to start a business and bring in a completely different mentality. Because we did that, we were able to clean sheet our business backwards intentionally. From the customers. From the retailers with an ESG, always ESG mindset right there in the back of our mind from the beginning because we were able to clean sheet the business. We were able to move very, very quickly with a fraction of a fraction of other CEA companies in terms of the amount of equity that we’ve raised so far. This is something our whole team is very proud of. We, you know, the fancy phrase would be capital efficient. We like to call ourselves good stewards of capital and maybe that’s because we were looking to make an investment and we were investing our own money at the time. So, we are very excited about controlled environment agriculture and we’re very excited about where we are at Local Bounti.

From the beginning I mentioned this concept of intentionality. We were looking to differentiate the company in four main ways from the very beginning. The first is a complete and total maniacal focus on unit economics. High yield, low cost. This manifests in virtually every decision we make. Travis is going to get into quite a bit of detail on our technology, which we invented. We have a pioneer patent pending with several other patents surrounding that around high yield, low cost. What we call stack and flow, but without stellar unit economics we did not believe CEA was going to make it on its own without a heavy focus on unit economics, so we back solve for that.

Second way we look to differentiate Local Bounti is by being local. We kept hearing over and over in our due diligence from everybody in the industry. From the customers, the retailers, the food service folks, everybody wanted, more local product. Local is so important we put it right in the name of the company, Local Bounti. People love local products. However, this created a challenge for us. It meant that we would have to embrace a distributed facility profile. Having plants in one state, distributing across all the rest in a big, huge operation, we could never get away with calling ourselves local, so we knew we had to back solve for distribution and having ourselves within 2 to 400 miles of the consumers. We have successfully back solved for that. We can now get exceptional unit economics on a distributed profile, thus being able to cut out tremendous food miles and tremendous waste along the way, putting ourselves much closer to the consumer.

The third way we look to differentiate ourselves is via the brand. We looked at the produce area. We looked at it broadly, we looked at specifically as it related to CEA, and we felt players were missing an opportunity to bring a brand into the picture. Because of this, it allows us to build a relationship with the customer where they can learn to trust that Local Bounti is fresh, is local, is pesticide free, uses 90% less water and land, and is a product and a series of products that they can trust. So Local Bounti is branded. In fact, our Chief Marketing Officer has tremendous food branding experience. In fact, he was at a company called Chobani from the very beginning. All the way to over a billion dollars. Josh White. Josh has had a creative agency focused on the food space for over 20 years. Josh has shut that down and has joined Local Bounti full time with his team, so we will be building a brand around Local Bounti products and the benefits that the customers get from utilizing Local Bounti products.

Finally, sustainability, sustainability in general. The controlled environment agriculture industry is a sustainability winner over traditional agriculture and even organic farming. However, because our unit economics are so good, that means that our sustainability metrics are really good, which means at the end of the day, we are going to focus our business on leading in the CEA space around sustainability metrics. We touch on ten of the 17 UNSDGS directly and all 17 indirectly. This is a very important area for us, in fact, our Chief Sustainability Officer was a CEO in the energy space has attained his GRI certification and we are pushing hard to eliminate whitewashing of the ESG data. With this in mind, I would like to turn it over to my co-founder and Co-CEO Travis Joyner who’s going to talk some about the technology and how we’re able to unlock tremendous unit economics?

Travis, I’ll turn it over to you.

Travis Joyner: Thanks Craig, my name is Travis Joyner, co-founder and Co-CEO of Local Bounti Craig and I’ve been working together for roughly 10 years. Investing in mostly the energy, water and Ag infrastructure and tech space. It was about four years ago that we stumbled upon CEA and we were very excited, in particular to dig into the possibility of vertical farming because of our in-house HVAC knowledge. And as we dug into vertical farming, we were excited specifically about its potential to be high yield. But as we dug into the technology and the requirement to scale up with LED lights to account for waste heat, you also have to scale up your HVAC, tremendous costs involved scaling up vertical farming. So, while it’s high yield, it also has the potential to be very high cost. So, we went to the other end of the spectrum. We went to greenhouse farming, studied the tech there, and while it’s lower cost, it also has the potential to be lower yield.

So, when we founded Local Bounti, we really built our technology around the principle of high yield but low cost. And every single facility investment decision that we made ultimately was scrutinized through the lens of ROIC, and we began to back solve for the most impactful variable to unit economics, which is shortening that greenhouse cycle down. Every day you take from the greenhouse cycle are extra turns you get of the farm per year. That’s really the underpinnings of unit economics. So, what we found the best way to reduce those green greenhouse days was to take the best of vertical farming and the best of greenhouse farming in a hybrid technology model that we call stack and flow. Very simply what we do is we stack as many plants and as many levels in a highly space and energy efficient vertical farm. Before we flow those plants to the greenhouse where they’ve finished their grow out. We have a pioneer patent pending on stack and flow. We have a portfolio of another eleven patents in process.

Here are the basics of how it works. That stack phase, which you can see the picture above. It’s really all about one thing. Young plant development so growing young, vigorous plants that are ready to catch their exponential growth curve as they hit the greenhouse. Two key principles of our stack phase. First is the concept of space and energy efficiency. What we do inside that stack phase as we take hundreds of thousands of seedlings, we stack them, and in that stack phase we have hundreds of plants per square foot as opposed to single digit plans per square foot in that greenhouse space. This drives tremendous space and energy efficiency. Space and energy efficiency ultimately drives CapEx, OpEx efficiency.

Next principle for our stack phase is the time that the plants spend in that stack phase. So, what we do is we push as many weeks of the plant’s life as economical into that stack phase, and every week you push into the stack phase, you steal from the greenhouse phase. The result, as you steal those greenhouse days, you get those extra turns of the farm per year. That’s the driver of unit economics with stack and flow. Now once our plants have reached their target recipe maturity in the stack phase, that’s when we flow them into the greenhouse. We use efficient mechanization to transfer our plants from the stack phase into the flow phase. And as the plants land in the greenhouse, they have access to everything that they need to complete their grow out access to nutrients, sunlight, and in the space needed to finish their grow out. Now our greenhouses are a little bit different than traditional green houses that you might see in controlled environment AG. First, are greenhouses have separated climate and water zones? If you look at a traditional greenhouse. You’re typically looking at one or two environments, one or two environments means you can only grow a couple of things. Or if you’re trying to grow lots of things, you grow them sub optimally. You can see here in our greenhouse down below that’s our loose-leaf romaine greenhouse, there’s the demising wall. You could see it over there on the right. That demising wall enables us to provide a custom climate for whatever it is we’re growing. So loose leaf romaine, it loves NorCal temperatures, so highs in the low 70s. Next door if we wanted we could grow basil. Basil likes Maui temperatures. Highs in the low 80s. We back solved from the very beginning. For this type of environment that would enable us to have tremendous skew, flexibility and skewed diversity. And ultimately it comes down to a simple principle. Happy plants, happy taste buds. If you put plants in the environment that they were meant to grow in, they’re going to grow faster, and they’re going to taste better. So, as we began to commission our facility, we had a maniacal focus on every single variable that could help us to reduce that greenhouse cycle and we were we were willing to try anything. Environmental variables, recipe, form factor manipulations, whatever it took to steal those greenhouse days. We tried it.

The result? We’ve materially impacted the crop cycle. So, if you look at a vertical farm crop cycle for the types of SKUs we’re growing, you’re looking at anywhere between 24 and a 45-day crop cycle. Important to note that vertical farms are going to have a lot of trouble growing a full head of lettuce because of the incremental and excessive CapEx required to produce that product for them. A traditional greenhouse farm, their crops cycles anywhere between 24 and 60 days. Local Bounti today, our crop cycle between 16 and 28 days, and here’s what we like to say in Local Bounti as it relates to the crop cycle, the number of days in the greenhouse. We’re coming after those days.

Each and every day we attack the crop cycle. We train the people in our greenhouse’s, when you walk by those plants, put them on notice, your days are numbered, and the exciting part is they are. We started out that loose leaf romaine SKU. We started out at a 26-day crop cycle today we’re at 16. We have line of sight at 12.

Here’s what happens if you have a 12-day crop cycle. First and foremost, you fundamentally changed the unit economics. Every day you take off the crop cycle in the greenhouse. It improves those unit economics. Second, is you turn the farm 30 times per year. You turn the farm 30 times per year, and you become disruptive to outdoor agriculture. And we’ve seen these transitions from outdoor to indoor before. Rewind the tape about 10 years ago, Wendy’s they laid down the edict. We’re not buying outdoor tomatoes anymore. Sick of E coli, sick of the waste. Fast forward today, tomatoes 70% indoor in North America. Compare that to leafy and herbs leaf today. 1% indoor. We’re focused on an area of the country where we have an opportunity to be a first mover and get on those shelves very quickly. And I think it ultimately comes down at Local Bounti to one key thing. Unit economics.

Unit economics, it’s the underpinning for how we think of every SKU and every SKU that we produce goes through a rigorous process, and we’re back solving for unit economics and the things that we think about when we’re defining our unit economics for a SKU. We’re looking at how many times do you turn the farm per year, so those greenhouse days? How many pounds can you produce per annum? And ultimately, how many units to sail that SKU can produce? In any given year, unit economics makes the foundation for facility economics. It’s the driver. So, you can see on the left. This is how we calculate how we think about our unit economics and on the right is the model for our target facility economics. So, if you look at the top here, you have Local Bounti’s target 2025 unit economics or our facilities in 2025, so up top Local Bounti down below you have an illustrative facility economic for a leafy green facility using greenhouse technology without stack and flow. And here’s how we compare on roughly same capital costs of 40 million Local Bounti produces incrementally more net revenue 24.1 compared to 16.2. Reason is we’re turning the farm one and a half to two times more often. Means more revenue. Look at our labor costs. Our labor costs are smaller as a percentage of net revenue. Higher dollar for dollar because we’re turning the farm more often. Means fewer people. Now the big one to call out is utility costs because of the space and energy efficiency that drives CapEx, OpEx efficiency with stack and flow, our utility costs are a lot less expensive. Our utility costs are 60% lower than a traditional greenhouse technology, and the reason is we don’t have to heat anywhere near as many square feet as a traditional greenhouse facility. So I’ve walked you through unit economics now, facility economics, which we’re targeting for 2025. The exciting part for us is we already have seven SKUs capable of producing between 90 and 95% of our 2025 unit economic goal.

So, with that I’ll hand it back to Craig. Craig’s going to talk a little bit about how our facility economics build over time, and ultimately how it’s reflective of our valuation.

Craig Hurlbert: Thank you Travis. It’s really difficult to cover all that we’ve done here at Local Bounti and in 20 minutes. But in summary, we’ve looked to differentiate the business in four main ways. No whitewashing on sustainability. We’re looking to build a brand, the Local Bounti brand will become meaningful to the customers, and the retailers. We’ve figured out local. How to get distributed facility profile, and great unit economics. And that leads us to the 4th differentiator, and candidly, the one that makes the straw that stirs the drink if you will—unit economics.

We’re bringing an energy industry mentality to the Ag Tech space and focusing on making sure the unit economics are great. What that really allows us to do is to have a bunch of SKUs that we can grow profitably and really help the retailer meet their needs of simplifying their supply chains, food safety, etc. So, when it comes to valuation, we’ve been very intentional about that as well. And I think that’s why you’ll find our PIPE being such high quality, with people like Cargill, Fidelity, BNP, we have a very strategic investor out of Southeast Asia, and I think they were very attracted to not just our focus on unit economics, our management experience and getting things built and put in the ground. But they’re also excited about our valuation. We intentionally valued the company where we did to give investors an asymmetric amount of upside from where they start when we go public and the idea behind that is our EBITDA multiple on 2025 EBITDA is 3.9. Others are in the five to 10 range, so our investors automatically have a little built-in upside. We wanted it that way. We’re not starting the business to be successful the day we go public. We’re building a 30-year enterprise to really grow and be a major part of indoor farming moving forward.

Thank you so much for your time today. On behalf of all of us at Local Bounti, we appreciate your time and attention.

Matt Moretta: Thank you Craig and thank you Travis. I’d like to thank all of our presenters for taking part in what has been a very productive and informative series of presentations this year. We appreciate the time and effort that went into creating each of these and our hope is that our conferences in the near future will be held in person rather than virtually, but in the meantime, we’re very grateful for your flexibility and presence online with us this year. Thank you again from the H.C. Wainwright team and have a great day.

Additional Information

In connection with the Business Combination, Leo filed with the SEC, on July 19, 2021, a Registration Statement on Form S-4 (as amended or supplemented through the date hereof, the “Registration Statement”), containing a preliminary prospectus and preliminary proxy statement. After the Registration Statement is declared effective, Leo will mail a definitive joint proxy statement/prospectus and other relevant documents to its shareholders and public warrant holders. This communication is not a substitute for the Registration Statement, the definitive joint proxy statement/prospectus or any other document that Leo will send to its shareholders in connection with the Business Combination and public warrant holders in connection with the proposed amendment to the warrant agreement that governs all of Leo’s outstanding warrants (the “Warrant Amendment”). Investors and security holders of Leo are advised to read the preliminary joint proxy statement/prospectus in connection with Leo’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the Business Combination (and related matters) and special meeting of public warrant holders to be held to approve the proposed Warrant Amendment and, when available, any amendments thereto and the definitive joint proxy statement/prospectus, because the joint proxy statement/prospectus contains important information about the Business Combination and the parties to the Business Combination and the proposed Warrant Amendment. The definitive joint proxy statement/prospectus will be mailed to shareholders and public warrant holders of Leo as of a record date to be established for voting at each of the extraordinary general meeting of shareholders and special meeting of public warrant holders. Shareholders and public warrant holders will also be able to obtain copies of the preliminary joint proxy statement/prospectus, the definitive joint proxy statement/prospectus and other documents filed with the SEC without charge, once available, at the SEC’s website at www.sec.report or by directing a request to: Leo Holdings III Corp, 21 Grosvenor Pl, London SW1X 7HF, United Kingdom.

Participants in the Solicitation

Leo and its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Leo’s shareholders in connection with the Business Combination and public warrant holders in connection with the proposed Warrant Amendment. Investors and security holders may obtain more detailed information regarding the names of Leo’s directors and executive officers and a description of their interests in Leo in Leo’s filings with the SEC, including the preliminary joint proxy statement/prospectus of Leo for the Business Combination. Shareholders and public warrant holders will also be able to obtain copies of the preliminary joint proxy statement/prospectus, the definitive joint proxy statement/prospectus and other documents filed with the SEC without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Leo Holdings III Corp, 21 Grosvenor Pl, London SW1X 7HF, United Kingdom.

Local Bounti and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Leo in connection with the Business Combination and the public warrant holders of Leo in connection with the proposed Warrant Amendment. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the definitive joint proxy statement/prospectus for the Business Combination when available.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Leo’s and Local Bounti’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Leo’s and Local Bounti’s expectations with respect to future performance and anticipated financial impacts of the proposed Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Leo’s and Local Bounti’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (2) the outcome of any legal proceedings that may be instituted against Leo and Local Bounti following the announcement of the Merger Agreement and the transactions contemplated therein; (3) the inability to complete the proposed Business Combination, including due to failure to obtain approval of the shareholders of Leo or other conditions to closing in the Merger Agreement; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the Business Combination to fail to close; (5) the amount of redemption requests made by Leo’s shareholders; (6) the inability to obtain or maintain the listing of the post-business combination company’s common stock on the New York Stock Exchange following the proposed Business Combination; (7) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; (8) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (9) costs related to the proposed Business Combination; (10) changes in applicable laws or regulations; (11) the possibility that Local Bounti or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties indicated from time to time in the proxy statement relating to the proposed Business Combination, including those under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Leo’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2021, and which are set forth in the Registration Statement filed by Leo and in Leo’s other filings with the SEC. Some of these risks and uncertainties may in the future be amplified by the COVID-19 outbreak and there may be additional risks that we consider immaterial or which are unknown. It is not possible to predict or identify all such risks. Leo cautions that the foregoing list of factors is not exclusive. Leo cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date they are made. Leo does not undertake or accept any obligation or undertaking to update or revise any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and otherwise in accordance with applicable law.